UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2026

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
20 Iouliou Kaisara Str.
19002 Paiania, Athens, Greece

Re: Rubico Inc.
Registration Statement on Form F-3
Filed July 01, 2026
File No. 333-297207

Dear Nikolaos Papastratis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel